      As filed with the Securities and Exchange Commission on April 4, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                Tender Offer Statement under Section 14(d)(1) or
             Section 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                       (Name of Subject Company (issuer))


                 ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.-- ISSUER
 Names of Filing Persons (identifying status as offeror, issuer or other person)


                     COMMON STOCK, $0.03 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)


                                FRANKLIN E. CRAIL
                       CHAIRMAN OF THE BOARD AND PRESIDENT
                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                                265 TURNER DRIVE
                             DURANGO, COLORADO 81301
                                 (970) 259-0554

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                           behalf of filing persons)
                                    Copy to:

                             STEVEN K. COCHRAN, ESQ.
                            THOMPSON & KNIGHT L.L.P.
                         1700 PACIFIC AVENUE, SUITE 3300
                               DALLAS, TEXAS 75201
                                 (214) 969-1387


                                 MARCH 21, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE*

                 Transaction valuation                 Amount of filing fee
                      $2,500,000                               $500

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase 400,000 shares of its common stock, based on a price of $6.25 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount previously Paid:    $500                  Filing Party:     Rocky Mountain Chocolate
                                                                   Factory, Inc.

                  Form or Registration No.:  Schedule TO           Date Filed:       March 21, 2000
                  5-38695

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]               third-party tender offer subject to Rule 14d-1.

[X]               issuer tender offer subject to Rule 13e-4.

[ ]               going-private transaction subject to Rule 13e-3.

[ ]               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the tender offer by Rocky Mountain Chocolate Factory, Inc., a Colorado corporation, to purchase up to 400,000 shares of its common stock, par value $.03 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of May 18, 1999, between the Company and American Securities Transfer & Trust, Inc. as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $6.25 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2000 and the related Letter of Transmittal.
     Item 12.  Exhibits

              (A) (1) Amended Form of Offer to Purchase, dated March 21, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


April 4, 2000                        ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.


                                     By:   /s/ FRANKLIN E. CRAIL
                                           ------------------------------------
                                           Franklin E. Crail
                                           Chairman of the Board and President

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(A) (1)             Amended Form of Offer to Purchase, dated March 21, 2000.